UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
RALCORP HOLDINGS, INC.
(Name of Subject Company)
CONAGRA FOODS, INC.
(Names of Filing Persons – Offeror)
Common Stock, $.01 par value
(Title of Class of Securities)
751028101
(Cusip Number of Class of Securities)
Colleen Batcheler Executive Vice President, General Counsel and Corporate Secretary ConAgra Foods, Inc. One ConAgra Drive Omaha, NE 68102 Telephone: (402) 240-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)
Copies to:
George R. Bason, Jr. Arthur F. Golden Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4000
☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third-party tender offer subject to Rule 14d-1.
☐ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

News Release

For more information, contact:
Teresa Paulsen                    MEDIA
Vice President, Corporate Communication
ConAgra Foods, Inc.
tel:  402-240-5210

Steve Lipin / Gemma Hart
Brunswick Group
tel: 212-333-3810

Chris Klinefelter                  ANALYSTS
Vice President, Investor Relations
ConAgra Foods, Inc.
tel:  402-240-4154

www.conagrafoods.com

F O R   I M M E D I A T E   R E L E A S E

CONAGRA FOODS EMPHASIZES STRONG VALUE OF $94 PER SHARE ALL-CASH PROPOSAL TO ACQUIRE RALCORP HOLDINGS, INC.

OMAHA, Neb., August 14, 2011 (BUSINESS WIRE) -- ConAgra Foods, Inc., (NYSE: CAG) today confirmed that on Thursday, August 11, 2011, it sent a revised proposal to the Board of Directors of Ralcorp Holdings, Inc. (NYSE: RAH) to acquire the company for $94.00 per share in cash and stated that it looked forward to private and constructive discussions.  The proposal represents a nearly 10% increase from the all-cash $86 per share proposal that ConAgra Foods presented to Ralcorp in May.  Contrary to its shareholders’ best interests, Ralcorp rejected the revised proposal within 24 hours and with no discussions with ConAgra Foods.

“We are extremely disappointed by Ralcorp’s summary rejection of our strong proposal and its repeated refusals to explore this opportunity for its shareholders,” said Gary Rodkin, chief executive officer of ConAgra Foods.

ConAgra Foods notes that Ralcorp’s spin-off plan, which Ralcorp reaffirmed in its current press release, does not provide competitive value to Ralcorp’s shareholders relative to ConAgra Foods’ proposal.  In contrast to the uncertainty related to the proposed spin-off, ConAgra Foods' all-cash $94 per share proposal provides Ralcorp's shareholders with certainty and upfront value.

ConAgra Foods’ $94 per share proposal represents:

•	a 44% premium to Ralcorp’s closing price on March 21, 2011, the last business day prior to ConAgra Foods’ initial letter in March; and

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•	a 37% premium to Ralcorp’s one-month average closing price as of April 28, 2011, the day prior to press speculation on its initial proposal.

ConAgra Foods will continue to consider its options with respect to this potential transaction and has no further comment at this time.

The following is a copy of the letter that ConAgra Foods sent to Ralcorp with respect to its proposal:

August 11, 2011

The Board of Directors
Ralcorp Holdings, Inc.
800 Market Street, Suite 2900
Saint Louis, MO 63101

Attn:  Mr. William P. Stiritz, Chairman of the Board

Dear Bill:

As you are aware, we have tried to engage with you regarding a potential combination between Ralcorp and ConAgra Foods on numerous occasions since February, including most recently reaching out to your financial advisors in late July.  Our management team and Board were disappointed that even our latest outreach, which informed you of our intention to present you with a revised, increased proposal if we were to meet, was rejected without a meeting.  We believe your shareholders would be disappointed as well.

In our latest outreach to your advisors, we made it clear that it was our preference to engage in a private in-person conversation to share the terms of our increased proposal.  Unfortunately, as you have been unwilling to allow us a hearing, we are compelled to present our revised proposal by way of this letter.  Without your constructive engagement, be assured that this is our last private letter to you.

Based on the strategic, operational and financial merits of a combination, we are increasing our offer to $94.00 per share in cash.  This compares to Ralcorp’s current price of approximately $78 as of the date of this letter, which already incorporates the announcement of your separation plan and which is benefitting from our most recent public offer.  It also represents an increase of nearly 10% vs. our prior proposal of $86 per share despite the fact that the S&P 500 has declined 14% since May 3, 2011, the last business day prior to our previous letter.  This increased proposal represents:

•	a 44% premium to Ralcorp’s closing price on March 21, 2011, the last business day prior to our initial letter;

•	a 37% premium to Ralcorp’s one-month average closing price as of April 28, 2011, the day prior to press speculation on our proposal; and

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•	a 32% premium to Ralcorp’s closing share price on April 28, 2011, the day prior to press speculation, which was also the stock’s 52-week closing high as of that date.

You have consistently messaged to us the unwillingness of your Board to sell Ralcorp and that your position is focused on maintaining independence.  You have been equally clear that you do not want to discuss price with us.  However, we believe this proposal is highly attractive to Ralcorp’s shareholders and represents superior value compared to any alternatives you could pursue, including your recently announced plan to split apart the company.  Our proposal presents compelling, certain and upfront value; in comparison, your announced spin-off plan is not expected to deliver comparable value, will take at least four to six months’ time and poses significant post-transaction value risk.  We are confident that your shareholders would want us to be engaged in collaborative negotiations in response to this proposal.

We believe that our proposal, which represents a full and fair price that reflects the long-term strategic value of a combination, is particularly attractive relative to the standalone prospects of Ralcorp’s businesses should you proceed with your proposed separation.  As a smaller independent entity, Ralcorp’s private label business will be more susceptible to the margin pressures from commodity cost volatility noted in Ralcorp’s latest earnings release.  In addition, an independent Post Foods will face the uncertainty of operating as a highly leveraged company in the competitive cereal category without the benefit of a broader portfolio.  In contrast to the uncertainty for your shareholders in a spin-off scenario, the compelling, certain value contained in our proposal to your shareholders reflects the strength of our combined businesses and the benefit of synergies we expect to achieve.  The immediate, attractive premium we are offering to your shareholders is supported by the fact that, as part of our broader portfolio, both Ralcorp private label and Post would be better positioned to drive performance and would enjoy the resources of a larger enterprise necessary to make the required investments to enhance the business for the long-term.

Accordingly, we urge you to reconsider your position and again request that you permit us to begin a conversation and due diligence with Ralcorp’s senior management.  As we have consistently stated, we and our team of advisors remain prepared to engage with you at the earliest time possible.  It is our expectation that we could conduct due diligence and finalize the terms of a transaction on an expedited basis.

This non-binding proposal is conditioned upon (i) satisfactory completion of due diligence, (ii) approval by our Board of Directors of the final terms and conditions of the potential transaction, and (iii) execution and delivery of mutually acceptable definitive documentation, and satisfaction of the closing conditions set forth therein.  This letter is an expression of intent only, and shall not give rise to any binding obligations.

Once again, we firmly believe that our proposal, which reflects the long-term benefits of a combination of our companies, represents the most attractive opportunity for your shareholders and would be welcomed by them.  We continue to hold in high regard the company that you and your team have built, and we urge you to appreciate the value contained in our increased proposal.  We strongly encourage you to consider this proposal as expeditiously as possible.  In the interim, we look forward to our advisors speaking in the coming few days.

We look forward to your response and to working together toward a successful and mutually beneficial transaction for both companies’ shareholders.

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Sincerely,

Gary M. Rodkin
Chief Executive Officer

Additional information regarding the benefits of the proposed transaction can be found on www.transactioninfo.com/conagrafoods.

About ConAgra Foods

ConAgra Foods, Inc., (NYSE:CAG) is one of North America's leading food companies, with brands in 97 percent of America's households. Consumers find Banquet, Chef Boyardee, Egg Beaters, Healthy Choice, Hebrew National, Hunt's, Marie Callender's, Orville Redenbacher's, PAM, Peter Pan, Reddi-wip, Slim Jim, Snack Pack and many other ConAgra Foods brands in grocery, convenience, mass merchandise and club stores. ConAgra Foods also has a strong business-to-business presence, supplying frozen potato and sweet potato products as well as other vegetable, spice and grain products to a variety of well-known restaurants, foodservice operators and commercial customers. For more information, please visit us at www.conagrafoods.com.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities. No tender offer for the shares of Ralcorp Holdings has been made at this time. In connection with any tender offer, if made, ConAgra Foods will file relevant materials, which may include a tender offer statement and/or other documents, with the SEC. ALL INVESTORS AND SECURITY HOLDERS OF RALCORP HOLDINGS ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC BY CONAGRA FOODS CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ANY SUCH POTENTIAL TRANSACTION. Investors and security holders will be able to obtain free copies of any documents filed with the SEC by ConAgra Foods through the website maintained by the SEC at http://www.sec.gov. Copies of any such documents will also be available free of charge on ConAgra Foods' internet website at www.conagrafoods.com or by contacting ConAgra Foods' Investor Relations department at (402) 240-4157.

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on ConAgra Foods' current expectations and they include, among others, statements regarding expected synergies and benefits of a potential combination of ConAgra Foods and Ralcorp Holdings. There is no assurance that the potential transaction will be consummated, and there are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements made herein. These risks and uncertainties include the timing to consummate a potential transaction between ConAgra Foods and Ralcorp Holdings, the ability and timing to obtain required regulatory approvals, ConAgra Foods' ability to realize the synergies contemplated by a potential transaction, ConAgra Foods' ability to promptly and effectively integrate the businesses of Ralcorp Holdings and ConAgra Foods and those risks and uncertainties discussed in ConAgra Foods' filings with the SEC, including its most recent annual report on Form 10-K

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and subsequent reports on Forms 10-Q and 8-K. Investors and security holders are cautioned not to place undue reliance on these forward-looking statements, which apply only as of the date of this press release. ConAgra Foods does not undertake any obligation to update its forward-looking statements to reflect events or circumstances after the date of this press release.

SOURCE: ConAgra Foods, Inc.

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